Exhibit 99.1

News release via Canada NewsWire, Calgary 403-269-7605

     Attention Business Editors:
     MegaWest Energy Announces 2.1 Million Barrel Increase in 3P Reserves

     Cusip: No. 585168 107

     CALGARY, June 16 /CNW/ - MegaWest Energy Corp., (the "Company" or
"MegaWest") (OTCBB:MGWSF), an independent oil and gas company specializing in non-conventional oil and gas projects with a focus on North American heavy oil, is pleased to announce that GLJ Petroleum Consultants ("GLJ"), an independent petroleum consulting firm, has confirmed and updated prior estimates of volumes and has completed a net present value (NPV) cash flow evaluation report of reserves and contingent resources for the core assets held in Missouri, Kansas and Kentucky. The GLJ report was prepared as of April
12, 2010 with an effective date of April 30, 2010 pursuant to National
Instrument 51-101 "Standards of Disclosure for Oil and Gas Activities" of the
Canadian Securities Administrators. The Company's filings under NI 51-101 can be found at www.sedar.com in Canada and at www.sec.gov in the U.S.

     Summary

     The increases in Reserves as of April 30, 2010 reflect the Company's success in continuing to demonstrate the viability of its operating projects.
GLJ has assigned a net present value (discounted at 10% per annum) of US$35.96 million to total Proved plus Probable plus Possible Reserves ("PPP"). The PPP reserves are comprised of 0.445 million barrels of Total Proved Reserves,
0.921 million barrels of Probable Reserves, and 1.884 million barrels of
Possible Reserves. Possible Reserves are those additional reserves that are less certain to be recovered than probable reserves. There is a 10%
probability that the quantities actually recovered will equal or exceed the sum of proved plus probable plus possible reserves.
     The valuations indicate current and future upside to our shareholders when compared to current market capitalization. Readers are cautioned that the estimated values disclosed do not necessarily represent fair market value.
MegaWest will continue to pursue recognition of this value through prudent management of the business and effective execution of activities in the field.

     Reserves and Resource Valuation

     Reserves valuation was conducted for the three reserves categories of
Total Proved, Total Proved plus Probable and Total Proved plus Probable plus
Possible, as well as for Best and High Estimates of Contingent Resources. As
is typical, economic valuation of Prospective Resources was not completed. The
GLJ valuation is based on preliminary cost and timing estimates provided to
GLJ by MegaWest. NPV cash flows were generated using the April 1, 2010 GLJ price forecast. The WTI price was discounted by 20% to obtain the estimated field-gate oil price.

     <<
                         Net Present Value (NPV) of Future Net Revenue(x)
                     ---------------------------------------------------------
                                                   Unit Value     Unit Value
                                                     Before         Before
                              Before Income        Income Tax -   Income Tax -
                            Taxes - Discounted     Discounted     Discounted
                                at (%/yr)          at 10% /yr     at 10% /yr
                     ---------------------------------------------------------

                     ---------------------------------------------------------
                          0%     8%    10%    15%     $/bbl          $/sh
                        (MM$)  (MM$)  (MM$)  (MM$)             133.3 mm Issued
                     ---------------------------------------------------------
     RESERVES
     --------
      CATGEGORY
      ---------
                     ---------------------------------------------------------
     TOTAL PROVED       12.18   9.40   8.84   7.65    19.87          0.07
                     ---------------------------------------------------------
     TOTAL PROVED +
      PROBABLE          33.33  23.75  21.93  18.10    16.05          0.16
                     ---------------------------------------------------------
     TOTAL PPP          72.03  40.82  35.96  26.77    11.06          0.27
                     ---------------------------------------------------------

     RESOURCE
     --------
      CATGEGORY
      ---------
                     ---------------------------------------------------------
     BEST ESTIMATE
      CONTINGENT       734.33  95.86  61.25  17.42     1.36          0.46
                     ---------------------------------------------------------
     HIGH ESTIMATE
      CONTINGENT     2,217.24 345.32 245.71 118.43     3.22          1.84
                     ---------------------------------------------------------
                     ---------------------------------------------------------

     (x) Note: as per GLJ prepared and published price and market forecasts for April 1, 2010, values taken from Property Reports
     >>

     Reserves and Resource Summary as of April 30, 2010

     GLJ has estimated recoverable Contingent Resources to be 45.15 mmstb
(best estimate) and 76.35 mmstb (high estimate). GLJ has further estimated recoverable Prospective Resources to be 48.21 mmstb (best estimate) and 77.29 mmstb (high estimate). The distribution of GLJ evaluated resource between
Reserves and Resources is consistent with the early stage nature of the
Company. As the Company continues to demonstrate its capacity to delineate, design, construct and operate projects on its leases, reclassification of
Resources to Reserves categories are expected to continue.

     <<
                  ------------------------------------------------------------
                           Company       Company                     Increase/
                    Gross     WI   Gross    WI   Initial   Remaining Decrease
                                                                     from 2009
                     Area    Area   OOIP   OOIP  Reserves  Reserves  Reserves
                                   (PIIP) (PIIP)    or        or        or
                                                 Resources Resources Resources
                    acres   acres   mmstb  mmstb   mmstb     mmstb     mmstb
                  ------------------------------------------------------------
     RESERVES
     --------
      CATEGORY
      --------
                  ------------------------------------------------------------
     TOTAL
      PROVED           75      69    2.56   2.32      0.48      0.44     0.37
                  ------------------------------------------------------------
     TOTAL
      PROVED +
      PROBABLE        215     199    5.95   5.44      1.53      1.37     0.79
                  ------------------------------------------------------------
     TOTAL PPP        574     527   13.97  12.78      3.26      3.25     2.09
                  ------------------------------------------------------------

     RESOURCE
     --------
      CATEGORY
      --------
                  ------------------------------------------------------------
     LOW
      ESTIMATE
      CONTINGENT   25,281  10,859  230.81 104.07     20.91     20.91    -2.71
                  ------------------------------------------------------------
     BEST
      ESTIMATE
      CONTINGENT   25,281  10,859  416.17 180.22     45.15     45.15    -4.34
                  ------------------------------------------------------------
     HIGH
      ESTIMATE
      CONTINGENT   25,281  10,859  576.94 247.16     76.35     76.35    -6.11
                  ------------------------------------------------------------

                  ------------------------------------------------------------

     BEST
      ESTIMATE
      PROSPECTIVE  17,923  10,519  301.52 179.92     45.10     45.10    -3.11
                  ------------------------------------------------------------
     HIGH
      ESTIMATE
      PROSPECTIVE  17,923  10,519  406.61 237.66     72.54     72.54    -4.75
                  ------------------------------------------------------------

                  ------------------------------------------------------------
     RESOURCE NOT
      EVALUATED(x) 76.792  49,161
                  ------------------------------------------------------------
     TOTAL        120,570  71,066
                  ------------------------------------------------------------
                  ------------------------------------------------------------

     (x) Note: "Resource not Evaluated" includes the Company's property interests in Texas and Montana
     >>

     Reserves Reconciliation as of April 30, 2010

     Revisions to reserves were dominated by a net reduction of Contingent and
Prospective Resources related to a change in working interest in Missouri (see press release dated August 31, 2009). Technical revisions have been made to move volumes from Resource to Reserves categories to reflect the status of operations at the Company's Missouri properties.

     <<
                  ------------------------------------------------------------
                                                   Extensions
                    4/30/                              and    Technical  4/30/
                    2009  Production  Dispositions  Improved  Revisions  2010
                                                    Recovery
                   mmstb     mmstb       mmstb        mmstb     mmstb   mmstb
                  ------------------------------------------------------------
     RESERVES
     --------
      CATEGORY
      --------
                  ------------------------------------------------------------
     TOTAL
      PROVED        0.08     -0.03       -0.00                   0.40    0.44
                  ------------------------------------------------------------
     TOTAL
      PROVED +
      PROBABLE      0.58     -0.03       -0.03                   0.85    1.37
                  ------------------------------------------------------------
     TOTAL PPP      1.16     -0.03       -0.06                   2.18    3.25
                  ------------------------------------------------------------

     RESOURCE
     --------
      CATEGORY
      --------
                  ------------------------------------------------------------
     LOW
      ESTIMATE
      CONTINGENT   23.62                 -1.99                  -0.72   20.91
                  ------------------------------------------------------------
     BEST
      ESTIMATE
      CONTINGENT   49.49                 -3.46                  -0.88   45.15
                  ------------------------------------------------------------
     HIGH
      ESTIMATE
      CONTINGENT   82.46                 -5.23                  -0.88   76.35
                  ------------------------------------------------------------

                  ------------------------------------------------------------
     BEST
      ESTIMATE
      PROSPECTIVE  48.21                 -3.11                          45.10
                  ------------------------------------------------------------
     HIGH
      ESTIMATE
      PROSPECTIVE  77.29                 -4.75                          72.54
                  ------------------------------------------------------------
                  ------------------------------------------------------------

     (x) Note: The above change categories correspond to NI 51-101 standards
     >>

     Discussion of Contingencies

     For all project areas, resource classification is based upon routine and special core analysis, petrophysics, proximity to analogous pool production, and proximity to wellbores penetrating analogous formation as determined by geological assessment. Current well delineation supports the classification of
MegaWest interest lands as Contingent and Prospective Resources, and Reserves, as assigned. To upgrade interest lands currently classified as Contingent
Resources to a Reserves category, further delineation drilling would be required. The extent of delineation will be area specific, based upon the depositional environment.
     All of the reservoirs discussed above are clearly classified as "Known
Accumulations", according to guidelines set out by COGEH Vol. 2 ("a known accumulation requires that the accumulation be penetrated by a well and have evidence of the existence of petroleum"). Contingent Resources have only been assigned to areas with adequate well control that has demonstrated sand continuity and adequate gross thickness to accommodate steamflood operations.
Prospective Resources have then been assigned to the regions of the gross thickness maps within a reasonable area of extrapolation to the current well control described above. Some regions of MegaWest interest lands have been assigned no Resources in the current report due to being outside reasonable areas of extrapolation from current well control. These regions may be assigned Resources as future drilling establishes prospective sand continuity.
     Thermal recovery mechanisms are widely used across Canada and the
Northern United States in several heavy oil fields spanning from Northern
Alberta to mid-continent United States. Applicable reservoirs in the mid-Continent area are primarily sandstone of Pennsylvanian age. Projects in southern Kansas and southwestern Missouri are typically confined to shallow reservoirs, varying in depth from 100ft to 1200ft. Thermal recovery is currently receiving major emphasis, as evidenced by a number of projects that have been developed over the past few years and also by the recognition it is receiving through literature. Steamflooding is a recovery technology that has been developed, and proven as an effective technology for the purpose of recovering heavy oil from reservoirs. Many reservoirs across North America have used steamflooding as an effective method of producing heavy oil, and documentation from prior field tests indicates that it is an established technology for the recovery of heavy oil from the MegaWest reservoirs studied.
     The development of these resources and reserves requires funding of capital and operating expenses. Two projects (Marmaton River and Grassy Creek)
have been constructed, were producing before being shut in due to economic conditions, and are ready for operation. Financial modeling indicates that approximately 4 - 6 million dollars in recapitalization (equity, debt, or industry farm-out) would be sufficient to restart the existing projects which would then provide sufficient free cash to construct and operate additional production plants and well modules. The recent rise in oil prices has created an economic environment in which this recapitalization is expected to be available. Future oil and gas prices are subject to market fluctuations resulting from supply and demand, geopolitical circumstances, and the general state of the local and world economy.
     MegaWest is an independent oil and gas company, specializing in non-conventional oil and gas projects with a focus on North American heavy oil with particular emphasis on the Deerfield area of western Missouri. The
Company has two individual 320 acre steam injection projects in the Deerfield area with approximately 20 acres developed on each of the Marmaton and Grassy projects. In the Deerfield area, excluding the 40 acres of developed land, the
Company has an operated 90% working interest in over 15,400 acres of undeveloped land prospective for heavy oil development and has identified a number of additional potential steam injection projects on this land base. In total, including the Deerfield Missouri acreage, the Company owns a 61%
operated working interest in 113,000 acres of undeveloped land prospective for heavy oil development and exploration in Missouri, Kansas, Kentucky, Montana and Texas. For further details on the Company and its prospects, please refer to the Company's website and the investor presentation contained therein.

     <<
     Kelly D. Kerr, Vice President Finance & CFO
     MegaWest Energy Corp.
     >>

     Notes:

     The following are excerpts from the definitions of resources and reserves, contained in Section 5 of the COGE Handbook, which is referenced by the Canadian Securities Administrators in "National Instrument 51-101
Standards of Disclosure for Oil and Gas Activities".

     A. Fundamental Resource Definitions

     Total Petroleum Initially-In-Place (PIIP) (formerly referred to as
Original Oil-in-Place or OOIP) is that quantity of petroleum that is estimated to exist originally in naturally occurring accumulations. It includes that quantity of petroleum that is estimated, as of a given date, to be contained in known accumulations, prior to production, plus those estimated quantities in accumulations yet to be discovered (equivalent to "total resources").

     Discovered Petroleum Initially-In-Place (equivalent to discovered resources) is that quantity of petroleum that is estimated, as of a given date, to be contained in known accumulations prior to production. The recoverable portion of discovered petroleum initially in place includes production, reserves, and contingent resources; the remainder is unrecoverable.

     Reserves are estimated remaining quantities of oil and natural gas and related substances anticipated to be recoverable from known accumulations, as of a given date, based on the analysis of drilling, geological, geophysical, and engineering data; the use of established technology; and specified economic conditions, which are generally accepted as being reasonable.
Reserves are further classified according to the level of certainty associated with the estimates and may be subclassified based on development and production status. (Reserves are further defined below).

     Contingent Resources are those quantities of petroleum estimated, as of a given date, to be potentially recoverable from known accumulations using established technology or technology under development, but which are not currently considered to be commercially recoverable due to one or more contingencies. Contingencies may include factors such as economic, legal, environmental, political, and regulatory matters, or a lack of markets. It is also appropriate to classify as contingent resources the estimated discovered recoverable quantities associated with a project in the early evaluation stage. Contingent Resources are further classified in accordance with the level of certainty associated with the estimates and may be subclassified based on project maturity and/or characterized by their economic status.
(Criteria for determining commerciality are further detailed in the COGE
Handbook Section 5.3.4).

     Undiscovered Petroleum Initially-In-Place (equivalent to undiscovered resources) is that quantity of petroleum that is estimated, on a given date, to be contained in accumulations yet to be discovered. The recoverable portion of undiscovered petroleum initially in place is referred to as "prospective resources," the remainder as "unrecoverable."

     Prospective Resources are those quantities of petroleum estimated, as of a given date, to be potentially recoverable from undiscovered accumulations by application of future development projects. Prospective resources have both an associated chance of discovery and a chance of development. Prospective
Resources are further subdivided in accordance with the level of certainty associated with recoverable estimates assuming their discovery and development and may be subclassified based on project maturity.

     B. Uncertainty Categories for Resource Estimates

     The range of uncertainty of estimated recoverable volumes may be represented by either deterministic scenarios or by a probability distribution. Resources should be provided as low, best, and high estimates as follows:

     Low Estimate: This is considered to be a conservative estimate of the quantity that will actually be recovered. It is likely that the actual remaining quantities recovered will exceed the low estimate. If probabilistic methods are used, there should be at least a 90 percent probability (P90) that the quantities actually recovered will equal or exceed the low estimate.

     Best Estimate: This is considered to be the best estimate of the quantity that will actually be recovered. It is equally likely that the actual remaining quantities recovered will be greater or less than the best estimate.
If probabilistic methods are used, there should be at least a 50 percent probability (P50) that the quantities actually recovered will equal or exceed the best estimate.

     High Estimate: This is considered to be an optimistic estimate of the quantity that will actually be recovered. It is unlikely that the actual remaining quantities recovered will exceed the high estimate. If probabilistic methods are used, there should be at least a 10 percent probability (P10) that the quantities actually recovered will equal or exceed the high estimate.
     This approach to describing uncertainty may be applied to reserves, contingent resources, and prospective resources. There may be significant risk that sub-commercial and undiscovered accumulations will not achieve commercial production. However, it is useful to consider and identify the range of potentially recoverable quantities independently of such risk.

     C. Reserves Categories

     Reserves are estimated remaining quantities of oil and natural gas and related substances anticipated to be recoverable from known accumulations, as of a given date, based on:

     <<
     -   analysis of drilling, geological, geophysical, and engineering data;
     -   the use of established technology;
     -   specified economic conditions(1), which are generally accepted as being reasonable, and shall be disclosed.
     >>

     Reserves are classified according to the degree of certainty associated with the estimates.

     Proved Reserves: Proved reserves are those reserves that can be estimated with a high degree of certainty to be recoverable. It is likely that the actual remaining quantities recovered will exceed the estimated proved reserves.

     Probable Reserves: Probable reserves are those additional reserves that are less certain to be recovered than proved reserves. It is equally likely that the actual remaining quantities recovered will be greater or less than the sum of the estimated proved plus probable reserves.

     Possible Reserves: Possible reserves are those additional reserves that are less certain to be recovered than probable reserves. It is unlikely that the actual remaining quantities recovered will exceed the sum of the estimated proved plus probable plus possible reserves. Other criteria that must also be met for the classification of reserves are provided in Section 5.5 of the COGE
Handbook.

     D. Levels of Certainty for Reported Reserves

     The qualitative certainty levels referred to in the definitions above are applicable to individual reserves entities (which refers to the lowest level at which reserves calculations are performed) and to Reported Reserves (which refers to the highest level sum of individual entity estimates for which reserves estimates are presented). Reported Reserves should target the following levels of certainty under a specific set of economic conditions:

     <<
     -   at least a 90 percent probability that the quantities actually recovered will equal or exceed the estimated proved reserves;
     -   at least a 50 percent probability that the quantities actually recovered will equal or exceed the sum of the estimated proved plus probable reserves;
     -   at least a 10 percent probability that the quantities actually recovered will equal or exceed the sum of the estimated proved plus probable plus possible reserves.
     >>

     A quantitative measure of the certainty levels pertaining to estimates prepared for the various reserves categories is desirable to provide a clearer understanding of the associated risks and uncertainties. However, the majority of reserves estimates are prepared using deterministic methods that do not provide a mathematically derived quantitative measure of probability. In principle, there should be no difference between estimates prepared using probabilistic or deterministic methods.

     Additional clarification of certainty levels associated with reserves estimates and the effect of aggregation is provided in Section 5.5.3 (of the
COGE Handbook).

     E. Commercial Risk Applicable to Resource Estimates

     Estimates of recoverable quantities are stated in terms of the sales products derived from a development program, assuming commercial development.
It must be recognized that reserves, contingent resources, and prospective resources involve different risks associated with achieving commerciality. The likelihood that a project will achieve commerciality is referred to as the
"chance of commerciality." The chance of commerciality varies in different categories of recoverable resources as follows:

     Reserves: To be classified as reserves, estimated recoverable quantities must be associated with a project(s) that has demonstrated commercial viability. Under the fiscal conditions applied in the estimation of reserves, the chance of commerciality is effectively 100 percent.

     Contingent Resources: Not all technically feasible development plans will be commercial. The commercial viability of a development project is dependent on the forecast of fiscal conditions over the life of the project. For contingent resources the risk component relating to the likelihood that an accumulation will be commercially developed is referred to as the "chance of development." For contingent resources the chance of commerciality is equal to the chance of development.

     Prospective Resources: Not all exploration projects will result in discoveries. The chance that an exploration project will result in the discovery of petroleum is referred to as the "chance of discovery." Thus, for an undiscovered accumulation the chance of commerciality is the product of two risk components - the chance of discovery and the chance of development.

     <<
     -----------------------------
     (1) For securities reporting, the key economic assumptions will be the prices and costs used in the estimate. The required assumptions may vary by jurisdiction, for example:
     (a) forecast prices and costs, in Canada under NI 51-101
     (b) constant prices and costs, as at the last day of a reporting issuer's financial year, under US SEC rules (this is optional disclosure under
         NI 51-101).
     >>

     Forward-Looking Statement Disclaimer

     Except for statements of historical fact relating to the Company, this news release contains certain "forward-looking information" within the meaning of applicable securities law. Forward-looking information is frequently characterized by words such as "plan", "expect", "project", "intend",
"believe", "anticipate", "estimate", "potential", "prospective" and other similar words, or statements that certain events or conditions "may" "will" or
"could" occur.
     In general, estimates of gross original resources and recoverable resources are based upon a number of factors and assumptions made as of the date on which the estimates were determined, such as geological, technological and engineering estimates and are subject to a variety of risks and uncertainties and other factors that could cause actual events or results to differ materially from those anticipated in the forward-looking estimates.
These risks and uncertainties are different for each category of reserves, with less risk associated with Proved Reserves and increasing risk associated with Probable and Possible Reserves respectively.
     These risks and uncertainties include but are not limited to: (1) the fact that there is no certainty that the zones of interest will exist to the extent estimated or that the zones will be found to have oil with characteristics that meet or exceed the minimum criteria in terms of net pay thickness, porosity or oil saturation, or that the oil will be commercially recoverable to the extent estimated; (2) risks inherent in the heavy oil and oil sands industry; (3) the lack of additional financing to fund the Company's exploration activities and continued operations; (4) fluctuations in foreign exchange and interest rates; (5) the number of competitors in the oil and gas industry with greater technical, financial and operations resources and staff;
(6) fluctuations in world prices and markets for oil and gas due to domestic, international, political, social, economic and environmental factors beyond the Company's control; (7) changes in government regulations affecting oil and gas operations and the high compliance cost with respect to governmental regulations; (8) potential liabilities for pollution or hazards against which the Company cannot adequately insure or which the Company may elect not to insure; (9) the Company's ability to hire and retain qualified employees and consultants; (10) contingencies affecting the classification as reserves versus resources which relate to the following issues as detailed in the COGE
Handbook: ownership considerations, drilling requirements, testing requirements, regulatory considerations, infrastructure and market considerations, timing of production and development, and economic requirements; (11) the fact that there is no certainty that any portion of contingent resources will be commercially viable to produce; (12) the fact that there is no certainty that any portion of the prospective resources will be discovered and if discovered, there is no certainty that it will be commercially viable to produce any portion of the resources; and (13) and other factors beyond the Company's control. MegaWest Energy undertakes no obligation to update forward-looking information if circumstances or management's estimates or opinions should change, except as required by law.
Readers should also refer to MegaWest Energy's document filings, which are available at www.sedar.com and at www.sec.gov for additional discussion of risks and uncertainties. The reader is cautioned not to place undue reliance on forward-looking statements.

     %CIK: 0001172298

     /For further information: R. William (Bill) Thornton, President & CEO,
Telephone: 403.984.6342; Kelly D. Kerr, Vice President Finance & CFO,
Telephone: 403.984.6306; Suite 800, 926 - 5th Avenue SW, Calgary, AB, T2P 0N7;
Email: investor.relations(at)megawestenergy.com; Website: www.megawestenergy.com/
     (MGWSF)

CO:  MegaWest Energy Corp.

CNW 07:00e 16-JUN-10